1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Dealing in securities by Directors
Johannesburg, 31 December 2020: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
Neal John Froneman
Position Chief Executive Officer
Nature of interest Direct and Beneficial
Nature of transaction On market sale of ADRS
Transaction Date 28 December 2020
Number of shares 20 000
Class of Security ADRs
Market Price per share: US$16.14
Total Value US$322 800
Nature of transaction On market sale of shares
Transaction Date 30 December 2020
Number of shares 294 417
Class of Security Ordinary shares
Market Price per share: R59.01
Total Value R17 373 547.17
Name
Savannah Danson
Position Independent Non-Executive Director
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of shares
Transaction Date 30 December 2020
Number of shares 2 519
Class of Security Ordinary shares
Market Price per share: R58.94
Total Value R 148 469.86
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited